Exhibit 99.1

Farfetch Hosts Capital Markets Day; Announces Financial Forecasts for 2023 and 2025

New York, December 1, 2022 – As previously announced on November 10, 2022, Farfetch Limited (NYSE: FTCH), the leading global platform for the luxury fashion industry, will host a Capital Markets Day with financial analysts and institutional investors today, December 1, 2022.

At today’s event, Farfetch executives will outline the company’s financial forecasts for full-years 2023 and 2025, as well as the main factors underpinning these targets. As part of these targets, Farfetch executives will outline the potential financial profile of its three business pillars, Marketplaces, Platform Solutions and Brand Platform, for 2025.

Full-year 2023 forecasts:

•

Gross Merchandise Value (GMV) of $4.9 billion, a forecasted increase of approximately 20% to 22% year-on-year from the company’s full-year 2022 outlook. This is expected to be driven by growth of the underlying business of 8%-10% and GMV from signed partnerships of approximately $500 million.

•

Adjusted EBITDA Margin of 1% to 3%, an increase from the company’s outlook of (3)% to (5)% in 2022, expected to be driven by improved Gross Profit and Order Contribution margins in addition to operating cost efficiencies of approximately $85 million. This is expected to be partially offset by $170 million costs to support new partnerships.

Full-year 2025 forecasts:

•	Farfetch forecasts to deliver GMV of approximately $10 billion across its business pillars for full-year 2025, out of which:

•	The company’s Marketplaces business pillar (Marketplaces) is projected to represent $3.8 billion of GMV, with expected growth of the underlying business of 8% to 10% per annum.

•

The company’s Platform Solutions business pillar (Platform Solutions) is forecasted to represent $4.3 billion, driven by the addition of signed partnerships including Bergdorf Goodman, Ferragamo and Richemont’s maisons and Yoox Net-A-Porter, as part of the wider partnership with Richemont which is subject to regulatory approval.

•

The company’s Brand Platform business pillar (Brand Platform) is forecasted to represent $1.5 billion, driven by 5% to 10% growth of the underlying business and contribution from the signed partnership with Reebok.

•	Fulfilment Revenue is forecasted to represent $0.9 billion.

•	Adjusted Revenue is forecasted to be approximately $3.5 billion, out of which:

•	Marketplaces is forecasted to represent $1.7 billion, mainly driven by third-party revenue growth.

•	Platform Solutions is forecasted to represent $0.3 billion, mainly driven by the addition of signed partnerships.

•	Brand Platform is forecasted to represent $1.5 billion.

•	Gross Profit Margin, as a percentage of Adjusted Revenue, is forecasted to be approximately 60%, underpinned by:

•	Marketplaces Gross Profit Margin of approximately 60%, driven by increased revenue from high-margin services and a higher mix of third-party GMV.

•	Platform Solutions Gross Profit Margin of approximately 75%.

•	Brand Platform Gross Profit Margin of approximately 55%, driven by an increased mix of direct-to-consumer channels.

•	Order Contribution Margin is forecasted to be approximately 40% of Adjusted Revenue, out of which:

•	Marketplaces Order Contribution Margin is forecasted to be approximately 40%.

•	Farfetch Platform Solutions Order Contribution Margin is forecasted to be in line with Gross Profit Margin, with no Demand Generation Expense.

•	Brand Platform Order Contribution Margin is forecasted to be approximately 48%.

•

Adjusted EBITDA Margin is forecasted to be 10%, driven by the above mentioned Order Contribution Margin performance, in addition to scaling of operating costs. Adjusted EBITDA Margins across each business pillar are forecasted to be:

•	Marketplaces Adjusted EBITDA Margin of approximately 5%.

•	Platform Solutions Adjusted EBITDA Margin of approximately 20%.

•	Brand Platform Adjusted EBITDA Margin of approximately 20%.

Webcast information:

A live webcast of the company’s Capital Markets Day will be available on the company’s Investor Relations website at http://farfetchinvestors.com beginning at 9:00 AM Eastern Standard Time on Thursday, December 1, 2022, and the accompanying presentation materials will become available throughout the course of the live webcast. A webcast replay and the presentation materials will be available for at least 30 days following the event.

Forward-Looking Statements

This Report on Form 6-K (“Form 6-K”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this Form 6-K that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expectations in relation to the anticipated benefits of our partnerships with Bergdorf Goodman, Reebok, Ferragamo and Richemont’s maisons and Yoox Net-A-Porter, the anticipated timing and completion of and expected benefits from the transactions involving Richemont Maisons, and in relation to regulatory approval, the growth of the luxury goods market, future opportunities, planned investments, market opportunities, strategies and other expectations, our expected future financial outlook and operating performance for the fiscal years ending December 31, 2022, 2023, 2024 and 2025, our expected presentation of reportable segments, statements regarding our future profitability, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “estimate,” “project,” “forecast,” “target,” “may,” “should,” “anticipate,” “will,” “could,” “aim,” “continue” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: macroeconomic factors, natural disasters, pandemics or other unexpected events that may adversely affect our business, our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis; our reliance on luxury sellers to make products available to consumers on our Marketplaces and set their own prices for such products and their adoption of selective distribution models; the impact of fluctuations in foreign exchange rates; the effects of the COVID-19 pandemic on our business and results of operations; our global operations involve additional risks, such as exposure to local economic or political instability, for example, in connection with the war between Russia and Ukraine; purchasers of luxury products may not choose to shop online in sufficient numbers; the volatility and difficulty in predicting the luxury fashion industry; our reliance on a limited number of luxury sellers for the supply of products on our Marketplaces; our reliance on luxury sellers to anticipate, identify and respond quickly to new and changing fashion trends, consumer preferences and other factors; our reliance on third-party warehouse partners; delays and disruptions with suppliers and distribution partners; New Guards’ dependence on its production, inventory management and fulfilment processes and systems; our ability to acquire or retain consumers and to promote and sustain the Farfetch brand; our reliance on information technologies and our ability to adapt to technological developments; our ability to successfully utilize our data; our ability to manage our growth effectively; the increasing impact of and focus on environmental, social and governance matters; José Neves, our Chief Executive Officer, has considerable influence over important corporate matters due to his ownership of us, and our dual-class voting structure will limit your ability to influence corporate matters, including a change of control; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2021, as such factors may be updated from time to time in our other filings with the SEC, accessible on the SEC’s website at www.sec.gov and on our website at http://farfetchinvestors.com.

In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Form 6-K are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this Form 6-K relate only to events or information as of the date on which the statements are made in this Form 6-K. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. Unless otherwise indicated, information contained in these presentations concerning our industry, competitive position and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. As future-year projections move farther out in time they are subject to greater assumptions and uncertainty. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by us. All subsequent written and oral forward-looking statements attributable to us, our Board of Directors or any person acting on our behalf are expressly qualified in their entirety by this notice.

Non-IFRS and Other Financial and Operating Metrics

This Form 6-K includes certain financial measures not presented in accordance with International Financial Reporting Standards (“IFRS”) including but not limited to, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Revenue Order Contribution and Order Contribution Margin. These financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to Loss after tax, Revenue, Gross Profit or other measures of profitability, liquidity or performance under IFRS. You should be aware that our presentation of these measures may not be comparable to similarly-titled measures used by other companies, which may be defined and calculated differently. A reconciliation of the Company’s forward-looking non-IFRS measures to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that are made for future changes in the fair value of cash-settled share-based payment liabilities; foreign exchange gains/(losses) and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material.

Certain figures in this Form 6-K may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

Definitions

We define our non-IFRS and other financial and operating metrics as follows:

“Adjusted EBITDA” means profit/(loss) after taxes before net finance expense/(income), income tax expense/(benefit) and depreciation and amortization, further adjusted for share-based compensation expense, share of results of associates and items outside the normal scope of our ordinary activities (including other items within selling, general and administrative expenses, losses/(gains) on items held at fair value and remeasurements through profit and loss, impairment losses on tangible assets and impairment losses on intangible assets). Adjusted EBITDA provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA may not be comparable to other similarly titled metrics of other companies.

“Adjusted EBITDA Margin” means Adjusted EBITDA calculated as a percentage of Adjusted Revenue.

“Adjusted Revenue” means revenue less Digital Platform Fulfilment Revenue.

“Digital Platform Fulfilment Revenue” means revenue from shipping and customs clearing services that we provide to our digital consumers, net of centrally Farfetch-funded consumer promotional incentives, such as free shipping and promotional codes.

“Digital Platform Order Contribution” means Digital Platform Gross Profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels. Digital Platform Order Contribution provides an indicator of our ability to extract digital consumer value from our demand generation expense, including the costs of retaining existing consumers and our ability to acquire new consumers.

“Digital Platform Order Contribution Margin” means Digital Platform Order Contribution calculated as a percentage of Digital Platform Services Revenue.

“Gross Merchandise Value” (“GMV”) means the total dollar value of orders processed. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. First-party GMV is also net of promotions. GMV does not represent revenue earned by us, although GMV and revenue are correlated.

“Order Contribution” means gross profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels to support the Digital Platform. Order Contribution provides an indicator of our ability to extract consumer value from our demand generation expense, including the costs of retaining existing consumers and our ability to acquire new consumers.

This document presents financial and non-financial information based on our three business pillars: Marketplaces, Platform Solutions and Brand Platform. The definitions below set out what constitute each of our business pillars.

In due course, we expect the presentation of our reportable segments to reflect our currently envisaged business pillars.

Our business pillars are defined as:

“Marketplaces” comprises GMV, Revenue and profit from:

•	third-party business-to-consumer businesses including the Farfetch Marketplace and Stadium Goods, which are currently presented within the Digital Platform reportable segment.

•

first-party business-to-consumer businesses including Browns Fashion, Stadium Goods, Luxclusif and Violet Grey, which are currently presented within the Digital Platform and In-store reportable segments.

“Platform Solutions” comprises third-party GMV, Revenue and profit from business-to-business businesses including Farfetch Platform Solutions, Onport and CuriosityChina, which are currently presented within the Digital Platform reportable segment.

“Brand Platform” comprises first-party GMV, Revenue and profit from New Guards Group (“New Guards”) operations across digital direct to consumer, wholesale and in-store channels. Brand Platform as used in this presentation differs from our current reportable segment named “Brand Platform”, the latter of which only includes GMV, Revenue and profit relating to the New Guards’ operations excluding New Guards’: (i) owned e-commerce websites, (ii) direct to consumer channel via our Marketplaces and (iii) directly operated stores.

Investor Relations Contact:

Alice Ryder

VP Investor Relations

IR@farfetch.com

Media Contacts:

Susannah Clark

EVP Communications

susannah.clark@farfetch.com

+44 7788 405224

Brunswick Group

farfetch@brunswickgroup.com

US: +1 (212) 333 3810

UK: +44 (0) 207 404 5959

About Farfetch

Farfetch Limited is the leading global platform for the luxury fashion industry. Founded in 2007 by José Neves for the love of fashion, and launched in 2008, Farfetch began as an e-commerce marketplace for luxury boutiques around the world. Today, the Farfetch Marketplace connects customers in over 190 countries and territories with items from more than 50 countries and over 1,400 of the world’s best brands, boutiques and department stores, delivering a truly unique shopping experience and access to the most extensive selection of luxury on a global platform. Farfetch’s additional businesses include Browns and Stadium Goods, which offer luxury products to consumers, and New Guards Group, a platform for the development of global fashion brands. Farfetch offers its broad range of consumer-facing channels and enterprise level solutions to the luxury industry under its Luxury New Retail initiative. The Luxury New Retail initiative also encompasses Farfetch Platform Solutions, which services enterprise clients with e-commerce and technology capabilities, and Future Retail, which develops innovations such as our Connected Retail solutions.

For more information, please visit www.farfetchinvestors.com.